Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the three and nine months ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2022. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim consolidated financial statements (the “Q3 Financial Statements”) and accompanying notes for the three-month and nine-month periods ended December 31, 2022 and 2021, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2022. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to February 13, 2023, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 1

requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, the MD&A for the year ended March 31, 2022, and the MD&A for the quarter ended June 30, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya is a trusted North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,700 professionals in Canada, the United States and internationally. Alithya's strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The Company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the U.S. and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 4

4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and its flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, Alithya has established a three-pronged growth plan focusing on:
•Increasing scale through organic growth and complementary acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 5

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net loss to EBITDA, see section 8.7 titled “EBITDA and Adjusted EBITDA”.
Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisition, integration and reorganization costs, internal ERP systems implementation, and other redundant and non-recurring items.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the profitability generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 8.7 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates from the equivalent period of the prior year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 6

“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash and restricted cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.
“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 7

6. Financial Highlights

Results of Operations	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	130,780	109,713	386,477	317,911
Gross Margin	39,218	28,257	111,042	85,070
Gross Margin as a Percentage of Revenues (1)	30.0%	25.8%	28.7%	26.8%
Selling, General and Administrative Expenses	31,196	25,002	90,544	72,634
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	23.9%	22.8%	23.4%	22.8%
Net Loss	(5,505)	(3,486)	(10,104)	(8,295)
Basic and Diluted Loss per Share	(0.06)	(0.04)	(0.11)	(0.10)
Adjusted EBITDA (2)	10,021	4,514	25,659	16,561
Adjusted EBITDA Margin (2)	7.7%	4.1%	6.6%	5.2%

Other	December 31,	March 31,
(in $ thousands)	2022	2022
	$	$
Total Assets	473,412	447,721
Non-Current Financial Liabilities (3)	132,563	105,113
Total Long-Term Debt	129,764	106,676
Net Debt (4)	105,745	85,767

Shares, Stock Options and Share Units Outstanding	February 10,
2023
Class A Subordinate Voting Shares (“Subordinate Voting Shares”)	87,889,081
Class B Multiple Voting Shares (“Multiple Voting Shares”)	7,171,616
Stock Options (5)	4,645,003
Deferred Share Units (“DSUs”)	613,168
Restricted Share Units (“RSUs”)	181,498
Performance Share Units (“PSUs”)	860,383

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.7 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 Non-current financial liabilities include the long-term portion of the long-term debt and the long-term portion of lease liabilities.
4 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures.
5 Includes 657,896 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 8

For the three months ended December 31, 2022:
•Revenues increased 19.2% to $130.8 million, compared to $109.7 million for the same quarter last year.
•Gross margin increased 38.8% to $39.2 million, compared to $28.3 million for the same quarter last year.
•Gross margin as a percentage of revenues was 30.0%, compared to 25.8% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased from 29.3% for the second quarter of this year.
•Adjusted EBITDA increased 122.0% to $10.0 million, or 7.7% of revenues, compared to $4.5 million, or 4.1% of revenues, for the same quarter last year.
•Net loss was $5.5 million, or $0.06 per share, compared to a net loss of $3.5 million, or $0.04 per share, for the same quarter last year.
•Cash flow from operating activities and changes in non-cash working capital items, in the third quarter, contributed to a notable sequential long-term debt reduction of $36.4 million, or 21.9%, from $166.2 million as at September 30, 2022 to $129.8 million as at December 31, 2022.
•Q3 bookings(1) reached $136.6 million, which translated into a book-to-bill ratio(1) of 1.04 for the quarter, and on a trailing twelve months basis, bookings were $508.5 million, which translated into a book-to-bill ratio of 1.00.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 9

7. Business Combination
Datum Consulting Group, LLC and its Affiliates
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of the U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments. Management expects that its modernization practice and cloud-based software as a service (SaaS) offering will be complementary to Alithya's existing offerings and will allow for cross-selling opportunities.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$45,488,000 ($58,550,000), in aggregate.
The purchase consideration of US$27,200,000 ($35,010,000), in aggregate, consisted of: (i) US$13,542,000 ($17,430,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, representing deferred cash consideration, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates").
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration will be recognized as employee compensation on business acquisition, over three years.
The deferred share consideration will be recognized as share-based compensation to an employee, over three years.
The potential earn-out consideration is payable in cash (75%), which will be recognized as employee compensation on business acquisition, and by Subordinate Voting Shares (25%), which will be recognized as share-based compensation, with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates. The potential earn-out consideration payable in cash will be expensed over three years as the related services are provided at the best estimate of the payout required to settle the present obligation at the end of the reporting period. The potential earn-out consideration payable in shares will be expensed over the three-year vesting period and the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting dates.
The fair value of the assets acquired and liabilities assumed, and the purchase consideration is preliminary pending completion of an independent valuation. The most significant aspect remaining to be finalized relates to the valuation of intangibles. Should new information, obtained within one year of the date of acquisition, about

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 10

the facts and circumstances that existed at the date of the Datum Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Datum Acquisition, the fair value will then be revised. Accordingly, the values in the table below are subject to change. The Datum Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2022, the Company incurred acquisition-related costs pertaining to the Datum acquisition of approximately $13,000 and $1,369,000, respectively. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum (in $ thousands)	$
Current assets
Cash	2,798
Accounts receivable and other receivables	3,552
Unbilled revenue	1,301
Prepaids	159
7,810
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles	22,525
Goodwill	14,830
Total assets acquired	45,357

Current liabilities
Accounts payable and accrued liabilities	4,255
Deferred revenue	945
Current portion of lease liabilities	71
5,271
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	5,987
Total liabilities assumed	11,322

Net assets acquired	34,035

During the three months ended December 31, 2022, the purchase price was reduced by $2,438,000 (US$1,894,000), mainly due to working capital adjustments of $2,286,000 (US$1,776,000). Accordingly, the fair value of the assets acquired and the liabilities assumed have been adjusted to reflect the change. These adjustments impacted principally the goodwill value, which decreased by $2,137,000. The effects of the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 11

adjustments to the purchase price were not material to the financial statements for the three and six months ended September 30, 2022.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum (in $ thousands)	$
Consideration transferred settled in cash	17,430
Issuance of 1,867,262 Subordinate Voting Shares	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000)	11,053
Total consideration transferred	34,035

Datum's contribution to the Group results
For the three and nine months ended December 31, 2022, the Datum business contributed revenues of approximately $5,929,000 and $10,834,000, respectively. For the three and nine months ended December 31, 2022, the Datum business contributed to the consolidated net loss of the Group, in the amount of $1,350,000 and $4,837,000, including amortization, primarily related to the acquired customer relationships, of $1,796,000 and $3,525,000, respectively, share-based compensation granted on business acquisitions of $946,000 and $1,913,000, respectively, and acquisition and integration costs of $314,000 and $2,027,000, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 12

8. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2022	2021	2022	2021
	$	$	$	$
Revenues	130,780	109,713	386,477	317,911
Cost of revenues	91,562	81,456	275,435	232,841
Gross margin	39,218	28,257	111,042	85,070

Operating expenses
Selling, general and administrative expenses	31,196	25,002	90,544	72,634
Business acquisition, integration and reorganization costs	1,290	857	5,913	5,489
Depreciation	1,634	1,400	4,815	4,200
Amortization of intangibles	7,397	3,438	18,804	10,268
Foreign exchange loss (gain)	163	(27)	63	(1)
	41,680	30,670	120,139	92,590
Operating loss	(2,462)	(2,413)	(9,097)	(7,520)
Net financial expenses	2,664	1,203	6,758	3,227
Loss before income taxes	(5,126)	(3,616)	(15,855)	(10,747)
Income tax expense (recovery)
Current	159	62	207	(134)
Deferred	220	(192)	(5,958)	(2,318)
	379	(130)	(5,751)	(2,452)
Net loss	(5,505)	(3,486)	(10,104)	(8,295)
Basic and diluted loss per share	(0.06)	(0.04)	(0.11)	(0.10)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 13

8.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended December 31,			For the nine months ended December 31,
(in $ thousands, except for percentages)	2022	2021	%(2)	2022	2021	%

Total Alithya revenue as reported	130,780	109,713	19.2%	386,477	317,911	21.6%
Variation prior to foreign currency impact	16.2%			19.7%
Foreign currency impact	3.0%			1.9%
Variation over previous period	19.2%			21.6%
Canada
Constant Dollar Revenue	77,512	73,140	6.0%	230,832	209,130	10.4%
Foreign currency impact	—			—
Canada revenue as reported	77,512	73,140	6.0%	230,832	209,130	10.4%
U.S.
Constant Dollar Revenue	45,405	33,056	37.4%	136,429	99,102	37.7%
Foreign currency impact	3,480			6,890
U.S. revenue as reported	48,885	33,056	47.9%	143,319	99,102	44.6%
International
Constant Dollar Revenue	4,562	3,517	29.7%	13,377	9,679	38.2%
Foreign currency impact	(179)			(1,051)
International revenue as reported	4,383	3,517	24.6%	12,326	9,679	27.3%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $130.8 million for the three months ended December 31, 2022, including $12.6 million from Vitalyst, LLC (“Vitalyst”) and Datum, following their acquisitions by the Company on January 31, 2022 and July 1, 2022, respectively, representing a $21.1 million increase, or 19.2%, from $109.7 million for the three months ended December 31, 2021. On a sequential basis, revenues also increased by $1.9 million, from $128.9 million for the second quarter of this year.
Revenues in Canada increased by $4.4 million, or 6.0%, to $77.5 million for the three months ended December 31, 2022, from $73.1 million for the three months ended December 31, 2021. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $15.8 million, or 47.9%, to $48.9 million for the three months ended December 31, 2022, from $33.1 million for the three months ended December 31, 2021, due to revenues of $12.6 million from the acquisitions of Vitalyst and Datum, and a favorable US$ exchange rate impact of $3.5 million, partially offset by a decrease of revenues in certain areas of the business.
International revenues increased by $0.9 million, or 24.6%, to $4.4 million for the three months ended December 31, 2022, from $3.5 million for the three months ended December 31, 2021, driven by organic growth

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For the three and nine months ended December 31, 2022	| 14

in activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.2 million between the two periods.
Revenues amounted to $386.5 million for the nine months ended December 31, 2022, including $34.2 million from the acquisitions of Vitalyst and Datum, representing a $68.6 million increase, or 21.6%, from $317.9 million for the nine months ended December 31, 2021.
Revenues in Canada increased by $21.7 million, or 10.4%, to $230.8 million for the nine months ended December 31, 2022, from $209.1 million for the nine months ended December 31, 2021. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $44.2 million, or 44.6%, to $143.3 million for the nine months ended December 31, 2022, from $99.1 million for the nine months ended December 31, 2021, due primarily to revenues of $34.2 million from the acquisitions of Vitalyst and Datum, a favorable US$ exchange rate impact of $6.9 million, and organic growth in certain areas of the business.
International revenues increased by $2.6 million, or 27.3%, to $12.3 million for the nine months ended December 31, 2022, from $9.7 million for the nine months ended December 31, 2021, driven by organic growth in activity levels, partially offset by an unfavorable foreign exchange rate impact of $1.1 million between the two periods.
8.2Gross Margin
Gross margin increased by $10.9 million, or 38.8%, to $39.2 million for the three months ended December 31, 2022, from $28.3 million for the three months ended December 31, 2021. Gross margin as a percentage of revenues increased to 30.0% for the three months ended December 31, 2022, from 25.8% for the three months ended December 31, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 29.3% for the second quarter of this year.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, due to increased revenues from permanent employees relative to subcontractors, higher average revenue per employee, and higher margin offerings. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to higher average revenue per employee and higher margin offerings, compared to the second quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of a positive margin impact from the acquisitions of Vitalyst and Datum, higher average revenue per employee, and improved project performance in other areas of the business. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to higher average revenue per employee and improved project performance in certain areas of the business, compared to the second quarter of this year.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly as a result of inflationary pressures on salary costs and more non-billable hours.
Gross margin increased by $25.9 million, or 30.5%, to $111.0 million for the nine months ended December 31, 2022, from $85.1 million for the nine months ended December 31, 2021. Gross margin as a

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For the three and nine months ended December 31, 2022	| 15

percentage of revenues increased to 28.7% for the nine months ended December 31, 2022, from 26.8% for the nine months ended December 31, 2021, despite annual salary increases which came into effect in the first quarter of this year and the non-recurrence of the forgiveness of the $4.6 million in Paycheck Protection Program (“PPP”) loans recorded to cost of revenues in the first quarter of last year.
In Canada, gross margin as a percentage of revenues increased for the nine months ended December 31, 2022, compared to the same period last year, due to increased revenues from permanent employees relative to subcontractors, higher average revenue per employee, and increased subscription, software and other revenues, which carry higher margins, partially offset by inflationary pressures on salary costs.
In the U.S., gross margin as a percentage of revenues increased for the nine months ended December 31, 2022, compared to the same period last year, as a result of the positive margin impact from the acquisitions of Vitalyst and Datum, higher average revenue per employee, and improved project performance in other areas of the business. This increase was partially offset by reduced governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, as explained above, and market pressures on salary costs.
International gross margin as a percentage of revenues decreased for the nine months ended December 31, 2022, compared to the same period last year, mainly as a result of inflationary pressures on salary costs.
8.3Segment Reporting
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. Information for the comparative period has been restated to also present segment information for the three reportable segments.
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).

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For the three and nine months ended December 31, 2022	| 16

The following tables present the Group's operations based on reportable segments:

	For the three months ended December 31, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	77,512	48,885	4,383	130,780
Operating income by segment	10,094	7,213	308	17,615
Head office general and administrative expenses				9,593
Business acquisition, integration and reorganization costs				1,290
Foreign exchange loss				163
Operating income before depreciation and amortization				6,569
Depreciation and amortization				9,031
Operating loss				(2,462)

	For the three months ended December 31, 2021
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	73,140	33,056	3,517	109,713
Operating income by segment	7,564	2,479	291	10,334
Head office general and administrative expenses				7,079
Business acquisition, integration and reorganization costs				857
Foreign exchange gain				(27)
Operating income before depreciation and amortization				2,425
Depreciation and amortization				4,838
Operating loss				(2,413)

	For the nine months ended December 31, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	230,832	143,319	12,326	386,477
Operating income by segment	25,856	20,015	1,111	46,982
Head office general and administrative expenses				26,484
Business acquisition, integration and reorganization costs				5,913
Foreign exchange loss				63
Operating income before depreciation and amortization				14,522
Depreciation and amortization				23,619
Operating loss				(9,097)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 17

	For the nine months ended December 31, 2021
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	209,130	99,102	9,679	317,911
Operating income by segment	17,736	15,282	781	33,799
Head office general and administrative expenses				21,363
Business acquisition, integration and reorganization costs				5,489
Foreign exchange gain				(1)
Operating income before depreciation and amortization				6,948
Depreciation and amortization				14,468
Operating loss				(7,520)

8.4Operating Expenses
8.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $31.2 million for the three months ended December 31, 2022, an increase of $6.2 million, or 24.8%, from $25.0 million for the three months ended December 31, 2021. Selling, general and administrative expenses, as a percentage of revenues, amounted to 23.9% for the three months ended December 31, 2022, compared to 22.8% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst and an unfavorable US$ exchange rate impact of $1.0 million, partially offset by reductions in other expense categories. On a sequential basis, expenses increased by $0.8 million, from $30.4 million for the second quarter, driven by an unfavorable US$ exchange rate impact of $0.5 million and sequential increases in certain discretionary spending categories such as travel, business development, and information technology and communications costs, partially offset by reductions in other expense categories.
In Canada, expenses increased by $1.3 million, or 8.5%, to $17.0 million for the three months ended December 31, 2022, from $15.7 million for the three months ended December 31, 2021, due primarily to increases of $0.9 million in information technology and communications costs, including $0.7 million related to specific discretionary projects, $0.8 million in non-cash share-based compensation, $0.3 million in business development costs, $0.2 million in employee training costs, and $0.1 million in travel costs, as these activities are returning to pre-Covid-19 levels. These increases were partially offset by decreases of $0.5 million in occupancy costs, $0.4 million in recruiting fees, and $0.2 million in employee compensation costs.
U.S. expenses increased by $4.7 million, or 55.4%, to $13.3 million for the three months ended December 31, 2022, from $8.6 million for the three months ended December 31, 2021. The increase was due primarily to expenses of $3.7 million from Vitalyst and Datum, and increases of $0.7 million in employee compensation costs and $0.2 million in travel costs, partially offset by reductions in other expense categories. The increased expenses include an unfavorable US$ exchange rate impact of $1.0 million.

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For the three and nine months ended December 31, 2022	| 18

International expenses increased by $0.1 million, or 13.8%, to $0.8 million for the three months ended December 31, 2022, from $0.7 million for the the three months ended December 31, 2021, primarily due to increased travel costs.
Selling, general and administrative expenses totaled $90.5 million for the nine months ended December 31, 2022, an increase of $17.9 million, or 24.7%, from $72.6 million for the nine months ended December 31, 2021. Selling, general and administrative expenses, as a percentage of revenues, amounted to 23.4% for the nine months ended December 31, 2022, compared to 22.8% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst and an unfavorable US$ exchange rate impact of $1.8 million, partially offset by reductions in other expense categories.
In Canada, expenses increased by $3.7 million, or 8.0%, to $50.6 million for the nine months ended December 31, 2022, from $46.9 million for the nine months ended December 31, 2021, due primarily to increases of $2.1 million in information technology and communications costs, including $1.7 million related to specific discretionary projects, $1.4 million in non-cash share-based compensation, $0.8 million in employee training costs, $0.5 million in travel costs and $0.4 million in business development costs, as these activities are returning to pre-Covid-19 levels.These increases were partially offset by decreases of $0.8 million in employee compensation costs and $0.8 million in occupancy costs.
U.S. expenses increased by $13.8 million, or 57.7%, to $37.6 million for the nine months ended December 31, 2022, from $23.8 million for the nine months ended December 31, 2021. The increase was due primarily to expenses of $10.0 million from Vitalyst and Datum, and increases of $3.2 million in employee compensation costs, as salaries and variable compensation increased with revenues, and as governmental wage subsidies decreased, mainly the forgiveness of $1.3 million in PPP loans recorded in the first quarter of last year, and $0.4 million in travel costs, partially offset by a $0.2 million decrease in recruiting fees. The increased expenses include an unfavorable US$ exchange rate impact of $1.8 million.
International expenses increased by $0.4 million, or 20.7%, to $2.3 million for the nine months ended December 31, 2022, from $1.9 million for the nine months ended December 31, 2021, primarily due to increased travel and employee compensation costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 19

8.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Stock option plans	251	236	737	634
Share purchase plan – employer contribution	331	298	1,025	825
Share-based compensation granted on business acquisitions	1,019	382	2,261	1,343
DSUs	159	132	432	441
RSUs	—	—	—	92
PSUs	239	91	706	182
	1,999	1,139	5,161	3,517

Share-based compensation amounted to $2.0 million for the three months ended December 31, 2022, representing an increase of $0.9 million, from $1.1 million for the three months ended December 31, 2021. The increase in share-based compensation was driven primarily by increased expenses related to share-based compensation granted on business acquisitions and increased expenses related to PSUs.
Share-based compensation amounted to $5.2 million for the nine months ended December 31, 2022, representing an increase of $1.7 million, from $3.5 million for the nine months ended December 31, 2021. The increase in share-based compensation was driven primarily by increased share-based compensation granted on business acquisitions, increased expenses related to PSUs, and increased employer contributions to the share purchase plan, partially offset by decreased expenses related to RSUs.
8.4.3Business Acquisition, Integration and Reorganization Costs
Having reached a certain critical mass through acquisitions and continued organic growth, Alithya initiated a review of its cost structure in the fourth quarter of last year and has incurred certain reorganization costs in the current year.
Business acquisition, integration and reorganization costs amounted to $1.3 million for the three months ended December 31, 2022, representing an increase of $0.4 million, from $0.9 million for the three months ended December 31, 2021. The increase was driven primarily by $0.8 million in reorganization costs related to modifications to Alithya's cost structure during the three months ended December 31, 2022, consisting entirely of employee termination and benefits costs, and an increase of $0.2 million in employee compensation on business acquisition, related mainly to the Datum Acquisition. These costs were partially offset by a decrease of $0.7 million in integration costs, related mainly to the integration of R3D Consulting Inc. (“R3D”) in the third quarter of last year.
Business acquisition, integration and reorganization costs amounted to $5.9 million for the nine months ended December 31, 2022, representing an increase of $0.4 million, from $5.5 million for the nine months ended December 31, 2021. The increase was driven primarily by $2.8 million in reorganization costs related to

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 20

modifications to Alithya's cost structure during the nine months ended December 31, 2022, consisting entirely of employee termination and benefits costs, and increases of $0.6 million in employee compensation on business acquisition and $0.1 million in acquisition costs, related mainly to the Datum Acquisition. These costs were partially offset by a decrease of $2.9 million in integration costs, related mainly to the integration of R3D last year.
8.4.4Depreciation
Depreciation totaled $1.6 million for the three months ended December 31, 2022, compared to $1.4 million for the three months ended December 31, 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.1 million, and right-of-use assets, which increased by $0.1 million.
Depreciation totaled $4.8 million for the nine months ended December 31, 2022, compared to $4.2 million for the nine months ended December 31, 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.1 million, and right-of-use assets, which increased by $0.5 million.
8.4.5Amortization of Intangibles
Amortization of intangibles totaled $7.4 million for the three months ended December 31, 2022, compared to $3.4 million for the three months ended December 31, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $3.1 million, and amortization of software, which increased by $0.8 million. The increases resulted primarily from the amortization of intangibles recognized on the acquisitions of Vitalyst and Datum.
Amortization of intangibles totaled $18.8 million for the nine months ended December 31, 2022, compared to $10.3 million for the nine months ended December 31, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $6.8 million, and amortization of software, which increased by $1.5 million. The increases resulted primarily from the amortization of intangibles recognized on the acquisitions of Vitalyst and Datum.
8.4.6Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.2 million for the three months ended December 31, 2022, compared to a gain of $0.03 million for the three months ended December 31, 2021.
Foreign exchange loss amounted to $0.1 million for the nine months ended December 31, 2022, compared to nil for the nine months ended December 31, 2021.

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For the three and nine months ended December 31, 2022	| 21

8.5Other Income and Expenses
8.5.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Interest on long-term debt	2,074	651	4,960	1,661
Interest and financing charges	174	93	462	274
Interest on lease liabilities	204	167	631	517
Amortization of finance costs	110	82	281	211
Interest accretion on balances of purchase payable	253	216	657	635
Interest income	(151)	(6)	(233)	(71)
	2,664	1,203	6,758	3,227

Net financial expenses amounted to $2.7 million for the three months ended December 31, 2022, representing an increase of $1.5 million, or 121.3%, from $1.2 million for the three months ended December 31, 2021, driven mainly by the increase in long-term debt, as described in section 10.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.
Net financial expenses amounted to $6.8 million for the nine months ended December 31, 2022, representing an increase of $3.6 million, or 109.1%, from $3.2 million for the nine months ended December 31, 2021, driven mainly by the increase in long-term debt, as described in section 10.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.
8.5.2Income Taxes
Income tax expense was $0.4 million for the three months ended December 31, 2022, representing an increase of $0.5 million, from a recovery of $0.1 million for the three months ended December 31, 2021, due primarily to increased current tax expense, as a result of increased taxable income in certain jurisdictions, and increased deferred tax expense, mainly resulting from the use of tax losses in certain jurisdictions.
Income tax recovery was $5.8 million for the nine months ended December 31, 2022, representing an increase of $3.3 million, from $2.5 million for the nine months ended December 31, 2021, due primarily to an increase in deferred tax recovery, partially offset by an increase in current tax expense. During the nine months ended December 31, 2022, the Group recognized a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability recognized pursuant to the Datum Acquisition. The recognized deferred tax asset relates to previous years' net operating losses of the Group in the U.S. available for carryforwards as at July 1, 2022 in the amount of approximately $22.8 million that was previously not recognized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 22

8.6Net Loss and Loss per Share
Net loss for the three months ended December 31, 2022 was $5.5 million, an increase of $2.0 million, from $3.5 million for the three months ended December 31, 2021. The increased loss was driven mainly by increased business acquisition, integration and reorganization costs and increased depreciation and amortization of intangibles, as a result of the Datum Acquisition, as well as increased selling, general and administrative expenses, increased net financial expenses, and increased income tax expense, partially offset by increased gross margin in the three months ended December 31, 2022, compared to the three months ended December 31, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.06 for the three months ended December 31, 2022, compared to a net loss of $0.04 per share for the three months ended December 31, 2021.
Net loss for the nine months ended December 31, 2022 was $10.1 million, an increase of $1.8 million, from $8.3 million, including the forgiveness of $5.9 million in PPP loans, for the nine months ended December 31, 2021. The increased loss was driven mainly by increased business acquisition, integration and reorganization costs and increased depreciation and amortization of intangibles, as a result of the Datum Acquisition, as well as decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, increased selling, general and administrative expenses, and increased net financial expenses, partially offset by increased gross margin and increased income tax recovery in the nine months ended December 31, 2022, compared to the nine months ended December 31, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.11 for the nine months ended December 31, 2022, compared to a net loss of $0.10 per share for the nine months ended December 31, 2021.

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For the three and nine months ended December 31, 2022	| 23

8.7EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	130,780	109,713	386,477	317,911
Net loss	(5,505)	(3,486)	(10,104)	(8,295)
Net financial expenses	2,664	1,203	6,758	3,227
Income tax expense (recovery)	379	(130)	(5,751)	(2,452)
Depreciation	1,634	1,400	4,815	4,200
Amortization of intangibles	7,397	3,438	18,804	10,268
EBITDA	6,569	2,425	14,522	6,948
EBITDA Margin	5.0%	2.2%	3.8%	2.2%
Adjusted for:
Foreign exchange loss (gain)	163	(27)	63	(1)
Share-based compensation	1,999	1,139	5,161	3,517
Business acquisition, integration and reorganization costs	1,290	857	5,913	5,489
Internal ERP systems implementation	—	120	—	608
Adjusted EBITDA	10,021	4,514	25,659	16,561
Adjusted EBITDA Margin	7.7%	4.1%	6.6%	5.2%

EBITDA amounted to $6.6 million for the three months ended December 31, 2022, representing an increase of $4.1 million, from $2.4 million for the three months ended December 31, 2021. EBITDA Margin was equal to 5.0% for the three months ended December 31, 2022, compared to 2.2% for the three months ended December 31, 2021.
Adjusted EBITDA amounted to $10.0 million for the three months ended December 31, 2022, representing an increase of $5.5 million, or 122.0%, from $4.5 million for the three months ended December 31, 2021. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.7% for the three months ended December 31, 2022, compared to 4.1% for the three months ended December 31, 2021.
EBITDA amounted to $14.5 million for the nine months ended December 31, 2022, representing an increase of $7.6 million, from $6.9 million for the nine months ended December 31, 2021. EBITDA Margin was equal to 3.8% for the nine months ended December 31, 2022, compared to 2.2% for the nine months ended December 31, 2021.
Adjusted EBITDA amounted to $25.7 million for the nine months ended December 31, 2022, representing an increase of $9.1 million, or 54.9%, from $16.6 million, including the forgiveness of $5.9 million in PPP loans, for the nine months ended December 31, 2021. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses and decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 24

the first quarter of last year. Adjusted EBITDA Margin was 6.6% for the nine months ended December 31, 2022, compared to 5.2% for the nine months ended December 31, 2021.
9. Bookings
Bookings during the three months ended December 31, 2022 were $136.6 million, which translated into a book-to-bill ratio of 1.04 for the quarter. For the trailing twelve months, bookings were $508.5 million, which translated into a book-to-bill ratio of 1.00.
Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial bookings amount.
10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2022 and 2021:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Net cash from operating activities	34,900	11,053	24,451	5,532
Net cash from (used in) investing activities	1,400	(455)	(13,402)	(1,602)
Net cash used in financing activities	(38,327)	(25,471)	(5,693)	(2,125)
Effect of exchange rate changes on cash	134	(10)	1,008	(29)
Net change in cash	(1,893)	(14,883)	6,364	1,776
Cash, beginning of period	25,912	23,562	17,655	6,903
Cash, end of period	24,019	8,679	24,019	8,679

10.2Cash Flows - Operating Activities
For the three months ended December 31, 2022, net cash from operating activities was $34.9 million, representing an increase of $23.8 million, or 215.8%, from $11.1 million for the three months ended December 31, 2021. The cash flows for the three months ended December 31, 2022 resulted primarily from the net loss of $5.5 million, plus $14.3 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, foreign exchange loss on

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 25

repayment of long-term debt, deferred taxes, and unrealized foreign exchange, and $26.1 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2021 resulted primarily from the net loss of $3.5 million, plus $6.7 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, and $7.8 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $26.1 million during the three months ended December 31, 2022 consisted primarily of a $12.6 million decrease in unbilled revenues, a $7.2 million decrease in accounts receivable and other receivables, a $3.2 million decrease in tax credits receivable, a $1.6 million increase in accounts payable and accrued liabilities, a $1.3 million increase in deferred revenues, and a $0.2 million decrease in prepaids. For the three months ended December 31, 2021, favorable changes in non-cash working capital items of $7.8 million consisted primarily of a $6.4 million decrease in unbilled revenues, a $5.8 million increase in accounts payable and accrued liabilities, and a $3.2 million increase in deferred revenues, partially offset by a $4.2 million increase in accounts receivable and other receivables, a $3.1 million increase in tax credits receivable, and a $0.2 million increase in prepaids.
For the nine months ended December 31, 2022, net cash from operating activities was $24.5 million, representing an increase of $19.0 million, or 342.0%, from $5.5 million for the nine months ended December 31, 2021. The cash flows for the nine months ended December 31, 2022 resulted primarily from the net loss of $10.1 million, plus $28.7 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and foreign exchange loss on repayment of long-term debt, partially offset by deferred taxes and unrealized foreign exchange, and $5.9 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2021 resulted primarily from the net loss of $8.3 million, plus $12.4 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $1.4 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $5.9 million during the nine months ended December 31, 2022 consisted primarily of a $15.3 million decrease in accounts receivable and other receivables, a $0.4 million decrease in prepaids, a $0.1 million decrease in other assets, and a $0.1 million increase in deferred revenues, partially offset by a $8.9 million decrease in accounts payable and accrued liabilities and a $1.1 million increase in tax credits receivable. For the nine months ended December 31, 2021, favorable changes in non-cash working capital items of $1.4 million consisted primarily of a $8.1 million increase in accounts payable and accrued liabilities, a $4.6 million increase in deferred revenues, a $3.2 million decrease in unbilled revenues, a $1.3 million decrease in prepaids, and a $0.7 million decrease in income taxes receivable, partially offset by a $13.8 million increase in accounts receivable and other receivables and a $2.6 million increase in tax credits receivable.
10.3Cash Flows - Investing Activities
For the three months ended December 31, 2022, net cash from investing activities was $1.4 million, representing an increase of $1.9 million, from $0.5 million of cash used for the three months ended December 31, 2021. The cash flows for the three months ended December 31, 2022 resulted primarily from the working capital adjustment received as part of the Datum Acquisition, partially offset by purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 26

three months ended December 31, 2021 resulted primarily from purchases of property and equipment as part of the ordinary course of business.
For the nine months ended December 31, 2022, net cash used in investing activities was $13.4 million, representing an increase of $11.8 million, from $1.6 million for the nine months ended December 31, 2021. The cash flows for the nine months ended December 31, 2022 resulted primarily from the Datum Acquisition, net of the working capital adjustment, and purchases of property and equipment and intangibles as part of the ordinary course of business, partially offset by a decrease in restricted cash. In comparison, the cash used in the nine months ended December 31, 2021 resulted primarily from the acquisition of R3D and purchases of property and equipment as part of the ordinary course of business.
10.4    Cash Flows - Financing Activities
For the three months ended December 31, 2022, net cash used in financing activities was $38.3 million, representing an increase of $12.8 million, from $25.5 million for the three months ended December 31, 2021. The cash flows for the three months ended December 31, 2022 resulted primarily from $57.7 million in long-term debt repayments, $2.3 million in net financial expenses paid, $0.9 million in repayments of lease liabilities, and $0.1 million in shares purchased for cancellation, partially offset by $22.8 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6. In comparison, the cash flows for the three months ended December 31, 2021 resulted primarily from $31.6 million in long-term debt repayments, $0.9 million in net financial expenses paid, $0.7 million in repayments of lease liabilities, and $0.7 million in shares purchased for cancellation, partially offset by $8.4 million in proceeds from long-term debt, net of related transaction costs.
For the nine months ended December 31, 2022, net cash used in financing activities was $5.7 million, representing an increase of $3.6 million, from $2.1 million for the nine months ended December 31, 2021. The cash flows for the nine months ended December 31, 2022 resulted primarily from $66.6 million in long-term debt repayments, $5.8 million in net financial expenses paid, $2.7 million in repayments of lease liabilities, and $1.0 million in shares purchased for cancellation, partially offset by $70.5 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6. In comparison, the cash flows for the nine months ended December 31, 2021 resulted primarily from $58.8 million in long-term debt repayments, $2.4 million in net financial expenses paid, $1.8 million in repayments of lease liabilities, and $0.8 million in shares purchased for cancellation, partially offset by $61.6 million in proceeds from long-term debt, net of related transaction costs.
10.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 27

In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.
10.6    Long-Term Debt and Net Debt
The following table summarizes the Group’s long-term debt:

As at	December 31,	March 31,
(in $ thousands)	2022	2022
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	85,301	66,631
Secured loans (b)	13,192	8,596
Subordinated unsecured loans (c)	20,000	17,500
Balance of purchase price payable paid in April 2022	—	3,100
Balance of purchase price payable paid in October 2022	—	1,748
Balance of purchase price payable paid in December 2022 (March 31, 2022 - US$6,825,000)	—	8,178
Balance of purchase price payable with a nominal value of $12,653,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,218,000 (US$3,115,000), maturing on July 1, 2025	11,877	—
Deferral of employment tax payments (March 31, 2022 - US$1,219,000)	—	1,521
Other	—	120
Unamortized transaction costs (net of accumulated amortization of $1,035,000 and $754,000)	(606)	(718)
	129,764	106,676
Current portion of long-term debt	12,816	19,316
	116,948	87,360

(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
On September 29, 2022, the Credit Facility was amended to temporarily increase the maximum amount available under the Credit Facility to $140,000,000 for the period from September 29, 2022 to January 31, 2023 (the "Bulge Period"). The Group can terminate the Bulge Period at its option commencing December 31, 2022. During the Bulge Period, the advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.50%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 2.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. On January 19, 2023, the Bulge Period was terminated.
As at December 31, 2022, the amount outstanding under the Credit Facility includes $85,301,000 (March 31, 2022 - $48,377,000) payable in U.S. dollars (US$63,000,000; March 31, 2022 - US$38,755,000).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 28

On October 27, 2022, the Group entered into an additional operating credit facility available to a maximum amount of $2,708,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%, with the same securities and financial covenants as the Credit Facility. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at December 31, 2022.
(b) The secured loans are with Investissement Québec to finance 2022 and 2023 refundable tax credits.
On November 8, 2022, the Group entered into a secured loan with Investissement Québec to finance its 2023 refundable tax credits to a maximum of the lesser of 90% of the eligible refundable tax credits and $10,670,000. At the same time, the maximum amount of the secured loan with Investissement Québec to finance its 2022 refundable tax credits was increased to the lesser of 90% of the eligible refundable tax credits and $8,776,000. The secured loans bear interest at the Canadian prime rate plus 1.25% for the 2023 refundable tax credits and at the Canadian prime rate plus 1.00% for the 2022 refundable tax credits. The loans are secured by a first ranking hypothec on the universality of the financed refundable tax credits and a subordinated ranking hypothec on accounts receivable and other receivables.
The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2025 for the 2023 financed refundable tax credits, in the amount of $4,473,000, and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $8,719,000.
The secured loan to finance its 2021 refundable tax credits, in the amount of $4,670,000, was repaid during the three months ended December 31, 2022.
(c) The subordinated unsecured loans are with Investissement Québec, in the amount of $20,000,000, and mature on October 1, 2025. Under the terms of the loans, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at December 31, 2022.
Total long-term debt as at December 31, 2022 increased by $23.1 million, to $129.8 million, from $106.7 million as at March 31, 2022, due primarily to an increase of $18.7 million in drawings under the Credit Facility in order to fund the Datum Acquisition and to fund operations, the addition of a $11.9 million balance of purchase price payable as part of the Datum Acquisition, an increase of $2.5 million in the subordinated unsecured loan, an increase of $4.6 million in the secured loans, and a general increase due to the foreign exchange rate impact on long-term debt denominated in U.S. dollars, partially offset by payments of $13.0 million in balances of sale related to previous acquisitions and $1.5 million in deferred employment taxes. The increase in total long-term debt resulted in a $6.4 million increase in cash as at December 31, 2022 compared to March 31, 2022.
As at December 31, 2022, cash amounted to $24.0 million and $85.3 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2022, cash amounted to $17.7 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.3 million, and $66.6 million was drawn under the Credit Facility and classified as long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 29

The following table reconciles long-term debt to Net Debt(1):

As at	December 31,	March 31,
(in $ thousands)	2022	2022
	$	$
Current portion of long-term debt	12,816	19,316
Non-current portion of long-term debt	116,948	87,360
Total long-term debt	129,764	106,676
Less:
Cash	24,019	17,655
Restricted cash	—	3,254
	24,019	20,909
Net Debt	105,745	85,767

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the nine months ended December 31, 2022, Alithya's Net Debt increased primarily as a result of the increased borrowing under the Credit Facility, as explained above, and the decrease in restricted cash, partially offset by the increase in cash.
10.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2022 for an overview of such obligations as at such date. Excluding the deferred consideration and potential earn-out consideration related to the Datum Acquisition, as described in section 7 of this MD&A, there have been no material changes with respect to contractual obligations since March 31, 2022 outside of Alithya’s ordinary course of business.
10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2022 and Note 13 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2022 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 30

11. Share Capital
11.1Issued
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2022	85,554,000	300,901	7,171,616	4,321
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	738,382	1,708	—	—
Shares issued in consideration of the acquisition of Datum	1,867,262	5,528	—	—
Shares issued in consideration of the acquisition of Trafic 3W Inc. (the “Trafic3W Acquisition”)	83,449	276	—	—
Shares purchased for cancellation	(354,012)	(1,242)	—	—
Ending balance as at December 31, 2022	87,889,081	307,171	7,171,616	4,321

During the nine months ended December 31, 2022, the following transactions occurred:
•As part of the Datum Acquisition, 1,867,262 Subordinate Voting Shares, with a total value of $5,552,000, were issued. The Company incurred share issue costs in the amount of $32,000, net of deferred income tax of $8,000, for net consideration of $5,528,000.
•As part of the Trafic3W Acquisition, 83,449 Subordinate Voting Shares, with a total value of $281,000, were issued. The Company incurred share issue costs in the amount of $7,000, net of deferred income tax of $2,000, for net consideration of $276,000.
•354,012 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid ("NCIB") for a total cash consideration of $987,000 and a carrying value of $1,242,000. The excess of the carrying value over the purchase price in the amount of $255,000 was credited to deficit.
•As part of the acquisition of Matricis Informatique Inc., 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•As part of the acquisition of Travercent LLC, 580,500 Subordinate Voting Shares, with a total value of US$819,000 ($1,108,000), reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
During the nine months ended December 31, 2021, the Company acquired all of the outstanding shares of R3D (now Alithya IT Services Inc.). As part of the acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 31

11.2Normal Course Issuer Bid
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
12. Related Parties
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at December 31, 2022, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues*	—	4,922	6,811	16,322

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
As at December 31, 2022, trade accounts receivable in the amount of nil (March 31, 2022 - $4,287,000) were receivable from an entity controlled by a former director.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 32

13. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2021	2021	2021	2021	2022	2022	2022	2022
Revenues	77,971	102,921	105,277	109,713	119,974	126,764	128,933	130,780
Cost of revenues	54,517	74,581	76,804	81,456	88,891	92,700	91,173	91,562
Gross margin	23,454	28,340	28,473	28,257	31,083	34,064	37,760	39,218
	30.1%	27.5%	27.0%	25.8%	25.9%	26.9%	29.3%	30.0%
Operating expenses
Selling, general and administrative expenses	21,740	22,747	24,885	25,002	26,204	28,927	30,421	31,196
Business acquisition, integration and reorganization costs	718	3,943	689	857	6,128	1,882	2,741	1,290
Depreciation	1,058	1,553	1,247	1,400	1,235	1,579	1,602	1,634
Amortization of intangibles	2,490	3,380	3,450	3,438	4,017	4,699	6,708	7,397
Foreign exchange loss (gain)	74	68	(42)	(27)	(25)	(164)	64	163
	26,080	31,691	30,229	30,670	37,559	36,923	41,536	41,680
Operating loss	(2,626)	(3,351)	(1,756)	(2,413)	(6,476)	(2,859)	(3,776)	(2,462)
Net financial expenses	849	949	1,075	1,203	1,352	1,793	2,301	2,664
Loss before income taxes	(3,475)	(4,300)	(2,831)	(3,616)	(7,828)	(4,652)	(6,077)	(5,126)
Income tax recovery	(950)	(2,268)	(54)	(130)	(575)	(488)	(5,642)	379
Net loss	(2,525)	(2,032)	(2,777)	(3,486)	(7,253)	(4,164)	(435)	(5,505)
Basic and diluted loss per share	(0.04)	(0.02)	(0.03)	(0.04)	(0.08)	(0.04)	—	(0.06)

Quarterly variances in Alithya's results are due primarily to the timing of acquisitions. Quarterly variations can also be attributed to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services, offset by the negative impacts of the COVID-19 pandemic, net of government subsidies received, and the April 1, 2021 acquisition of R3D, whose revenues historically show a higher proportion from billable subcontractors. Selling, general and administrative expenses have increased mainly from business acquisitions, net of synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. As a percentage of consolidated revenues, total selling, general and administrative expenses have generally remained steady over the period. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and income tax recovery, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 33

14. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2022, except for changes as detailed below. The accounting policies have been applied consistently by all entities of the Group.
15. Change in Accounting Policy
IAS 7 Statement of Cash Flows
IAS 7 prescribes that interest paid is to be classified as operating cash flows (the Group’s previous classification), or alternatively, interest paid may be classified as financing cash flows. As at October 1, 2022, as a result of recent business acquisitions financed through its senior revolving credit facility and balance of purchase price payable, the Group changed its cash flow presentation to present interest paid as financing cash flows instead of operating cash flows. This presentation provides more relevant information regarding the cash flows of the Group.
This change in accounting policy has been applied retrospectively. Changes to the comparative amounts in the Group’s consolidated statements of cash flows are as follows:

	For the three months ended December 31, 2021			For the nine months ended December 31, 2021
(in $ thousands)	As previously reported	Adjustment	Restated amount	As previously reported	Adjustment	Restated amount
	$	$	$	$	$	$
Net cash from operating activities	10,148	905	11,053	3,151	2,381	5,532
Net cash (used in) from financing activities	(24,566)	(905)	(25,471)	256	(2,381)	(2,125)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 34

16. Accounting Standard Amendments Effective for the Year Ending March 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract include incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.
17. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the Q3 Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 35

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2022	| 36

18. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties" of the Company's MD&A for the fiscal year ended March 31, 2022 and the MD&A for the quarter ended June 30, 2022, all of which are hereby incorporated by reference. The following update, which highlights separately from the existing risk factor entitled “Raising additional capital”, as amended below, the risks associated with the Company’s inability to service its debt and the related impacts of higher leverage, should be read in conjunction with these risks and uncertainties, which have not materially changed.
Inability to service our debt
Alithya uses its Credit Facility and other debt arrangements to fund its activities, including acquisitions. Accordingly, depending on its level of indebtedness, which may, from time to time, be substantial and involve significant interest payment requirements, Alithya may be required to dedicate an important part of its cash flow to make interest and capital payments on its debt. Alithya’s ability to generate sufficient cash flow to service its debt depends upon future performance, which is subject to prevailing economic conditions as well as financial, competitive and other factors, many of which are outside of its control. There is no assurance that Alithya will be able to generate sufficient cash flow to meet its obligations under its outstanding debt. If Alithya is unable to do so, Alithya may be required to refinance, restructure or otherwise amend some or all of its obligations, sell assets, raise additional cash through issuances of equity or convertible debt securities, or be forced to reduce or delay investments that are important to Alithya’s growth, thereby placing it at a disadvantage compared to competitors that may have less debt or making it more vulnerable in a downturn in general economic conditions.
In addition, Alithya’s Credit Facility and other debt arrangements contain financial and other covenants, including covenants that require that certain financial ratios and/or other financial or other covenants be maintained. If Alithya were to breach these covenants, it could be required to repay or refinance its existing debt obligations prior to their scheduled maturity and its ability to do so could be restricted or limited by prevailing economic conditions, available liquidity and other factors. Alithya’s inability to service its debt or its inability to fulfill its financial or other covenants in its Credit Facility and other debt arrangements could have an adverse effect on Alithya’s business, financial condition and results of operations.
Also, a significant portion of Alithya’s debt bears interest at variable interest rates and is therefore subject to interest rate fluctuations. If interest rates increase, debt service obligations would increase even though the amount borrowed would remain the same, and net income and cash flows would decrease accordingly, which could have an adverse effect on Alithya’s business, financial condition and results of operations.
Raising additional capital
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Interest rate fluctuations, financial market volatility, including volatility in Alithya’s share price, credit market disruptions and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.
To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya’s shareholders. The incurrence of additional indebtedness would result in increased payment obligations and could involve additional or increased financial and other covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
19. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2022.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting

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was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2022.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of Vitalyst, which was acquired on January 31, 2022, the operating results of which are included in the Q3 Financial Statements of the Company. The scope limitation is in accordance with NI 52-109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
For the nine months ended December 31, 2022, Vitalyst contributed revenues of $23.3 million and generated a net income of $0.7 million. In addition, as at December 31, 2022, Vitalyst's current assets and current liabilities represented approximately 3.7% of consolidated current assets and 6.6% of consolidated current liabilities, respectively. Non-current assets, which exclude intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 0.2% of consolidated non-current assets and nil% of consolidated non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the annual audited consolidated financial statements of the Company for the year ended March 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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